Filed Pursuant to Rule 424(b)(3)
File No.: 333-141581

PROSPECTUS

COMPOSITE TECHNOLOGY CORPORATION
37,523,627 SHARES OF COMMON STOCK

This prospectus covers the resale by selling shareholders of up to 37,523,627 shares of our common stock, $0.001 par value. The securities will be offered for sale by the selling shareholders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

Our securities are not listed on any national securities exchange or the Nasdaq Stock Market. Our common stock is quoted on the OTC Bulletin Board under the symbol “CPTC.” On April 16, 2007, the closing sale price of our common stock on the OTC Bulletin Board was $1.49 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD LOSING YOUR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5 FOR A DISCUSSION OF THESE AND OTHER RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 17, 2007.

TABLE OF CONTENTS

PAGE
SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	22
SELLING SHAREHOLDERS	22
PLAN OF DISTRIBUTION	32
INTERESTS OF NAMED EXPERTS AND COUNSEL	35
WHERE YOU CAN FIND MORE INFORMATION	35
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
INDEMNIFICATION OF DIRECTORS AND OFFICERS
EXHIBITS
UNDERTAKINGS
SIGNATURES

About This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. Consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of our common stock.

SUMMARY

This summary contains basic information about us and this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference into this prospectus, including our financial statements and the related notes included in those documents before making an investment decision. Some of the statements contained in this prospectus and the documents incorporated herein by reference are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly from these predictions based upon factors, including, but not limited to, those set forth below in the section entitled “Risk Factors”. You should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

In this prospectus, we refer to Composite Technology Corporation and its subsidiaries as “we,” “our,” or “CTC,” or “the Company.” We refer to our subsidiaries collectively as “Subsidiaries.”

Our Company

We are a leading innovator in renewable and energy efficient electrical energy products. CTC’s products share the common goal of providing improved performance in electrical transmission systems and wind energy generators to the utility customer. CTC products benefit from proprietary and patented technology and processes that result in next generation products that we believe have substantial economic benefits over similar traditional products. These products include our Aluminum Conductor Composite Core or, ACCC, conductors and our DeWind 8.2 wind energy generators.

Operating Divisions

We operate through two divisions accounted for as separate segments, CTC Cable and DeWind. CTC Cable operates under the name CTC Cable Corporation. This division sells ACCC conductors, an advanced composite core overhead electrical transmission conductor, as well as manufactures and sells the composite core component of the ACCC conductor and various accessories.

In July 2006, CTC acquired EU Energy Ltd. (“EU” or “EUE”), a manufacturer of world-class wind generation turbines under the brand name, “DeWind.” Since the acquisition, we have continued to operate EU Energy Ltd. and its subsidiaries, and have also organized DeWind’s US operations under a new corporation, DeWind Inc. These companies form CTC’s wind energy turbine division. To reflect the recent diversification as a result of the merger, our shareholders passed a resolution authorizing that the corporation’s name be changed to “CTC Energy, Inc.” at the annual meeting of our shareholders held on March 6, 2007.

We were incorporated in Florida on February 26, 1980 and reincorporated in Nevada on June 27, 2001. We maintain our principal offices at 2026 McGaw Avenue, Irvine, California 92614. Our telephone number at that address is (949) 428-8500. Our Website address is www.compositetechcorp.com. The information contained on our Website is not a part of this prospectus. Further, our reference to this website is intended to be inactive textual reference only.

Shares Registered in this Prospectus

Private Placement of Shares of Common Stock underlying Convertible Notes and Warrants

Between February 12, 2007 and February 27, 2007 we closed a financing transaction in which we sold 8.0% convertible debentures to select institutional accredited investors in order to raise a total of $22,825,000. The convertible debentures mature on January 31, 2010. Interest on the notes started accruing on February 12, 2007 and are payables in arrears, in cash, on the last day of each calendar quarter during the time period from February 12, 2007 until the debentures mature. The investors also received warrants to purchase an aggregate of 10,979,585 shares of common stock (“shares”) for a term of 36 months at an exercise price of $1.13 per share.

The investors may convert the debentures into our common stock for $1.04 per share prior to January 31, 2010. The debentures are convertible at $1.04 per share or may be converted into 21,947,134 shares. The investors, however, may not voluntarily convert the notes if after giving effect to such conversion, an investor would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding, unless they provide 60 days prior written notice to us that they wish to increase such percentage, and in any case, may not convert a note if after giving effect to such conversion, an investor would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding.

CapStone Investments acted as our placement agent and financial advisor in connection with the placement of the debentures and warrants. In consideration for CapStone’s services, it received a fee comprising a cash payment in an amount of six percent of the face value of the Debentures, together with a warrant to purchase up to 1,211,947 shares of common stock of the Company with an exercise price per share of $1.13 exercisable during a three year term.

Shares included in this prospectus due to the February, 2007 private placement include:

•
21,947,134 shares issuable upon conversion of 8.0% Senior Convertible Notes we issued to certain of the selling shareholders between February 12, 2007 and February 21, 2007 in a private placement transaction.

Other Shares

In addition to the shares included in this prospectus based on the February, 2007 private placement, this prospectus covers:

•	12,225,284 shares issued on July 3, 2006 in conjunction with the acquisition of EU Energy, plc.;

•	1,276,939 shares issued in September, 2006 pursuant to a settlement of and inducement to convert $1,325,000 of our March, 2006 Bridge Notes principal;

•	367,792 shares issuable upon the exercise of warrants issued in September, 2006 and February, 2007 pursuant to anti-dilution protection provisions of our March, 2006 Bridge Notes;

•	150,000 shares of common stock underlying warrants issued for services rendered in conjunction with obtaining our March, 2006 Bridge Notes financing;

•	150,489 shares of common stock issued for services rendered in conjunction with obtaining our October, 2005 debtor-in-possession and March, 2006 Bridge Notes financings;

•	191,466 shares of common stock underlying warrants issued in May, 2006 for legal services rendered;

•	220,000 shares of common stock underlying warrants issued in November, 2006 in lieu of cash interest on notes payable;

•	300,000 shares of common stock underlying warrants issued in July, 2001 for services rendered in 2001;

•	227,523 shares of common stock issued in November, 2006 for sales and research related consulting services; and

•	467,000 shares of common stock underlying warrants issued in September, 2004 for management consulting services rendered in 2004.

The September, 2006 settlement related to 14% Bridge Notes in the aggregate principal amount of $1,325,000 and related warrants issued on March 3, 2006. The holders of these notes converted their principal into 854,840 shares of stock registered under a Form S-3 declared effective on September 14, 2006. The additional 1,427,428 shares registered hereby were issued in return for the holders voluntarily converting the principal and amending and modifying the Bridge Notes and related warrants.

The Offering

Common Stock offered by the selling shareholders	37,523,627 shares
Shares of our Common Stock outstanding as of March 8, 2007	178,862,848 shares
Selling Shareholders	See “Selling Shareholders” for more information on the selling shareholders in this transaction
Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering
Trading symbol	CPTC

RISK FACTORS

An investment in the common stock offered under this prospectus involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated by reference in this prospectus, the following risk factors should be considered carefully in evaluating CTC and our business. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of CTC. Do not place undue reliance on the forward-looking statements in this document, which are only predictions and speak only as of the date on the cover of this prospectus. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this prospectus, including the matters set forth below and in our other SEC filings which are incorporated in this prospectus by reference. These risks and uncertainties could cause our actual results to differ materially from those indicated in the forward-looking statements. We undertake no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments, except as required by law.

WE EXPECT FUTURE LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

Prior to acquiring Transmission Technology Corporation, or TTC, in November 2001, we were a shell corporation having no operating history, revenues from operations, or assets since December 31, 1989. We have recorded approximately $5.6 million in ACCC product sales since inception and we have $17.9 million in wind turbine and related services revenues as a result of the acquisition on July 3, 2006. Historically, we have incurred substantial losses and we may experience significant quarterly and annual losses for the foreseeable future. We may never become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We expect the need to significantly increase our general administrative and product prototype and equipment prototype production expenses, as necessary. As a result, we will need to generate significant revenues and earnings to achieve and maintain profitability.

OUR INDEPENDENT AUDITORS HAVE ISSUED A QUALIFIED REPORT AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2006 WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND WE MAY NEVER ACHIEVE PROFITABILITY.

Since inception, our accountants have issued a report relating to our audited financial statements which contains a qualification with respect to our ability to continue as a going concern because, among other things, our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future or to obtain the necessary financing to meet our obligations and repay our liabilities from normal business operations when they come due. There is no guarantee that the products will be accepted or provide a marketable advantage, and therefore, no guarantee that the commercialization will ever be profitable. For the fiscal quarter ended December 31, 2006, we had a net loss of $6,949,324 and negative cash flows from operations of $4,635,971. For the year ended September 30, 2006, we had a net loss of $28,523,192 and negative cash flows from operations of $6,263,703. For the fiscal year ended September 30, 2005, we had a net loss of $40,163,407 and negative cash flows from operations of $12,449,211. For the fiscal year ended September 30, 2004, we had net losses of $14,687,875 and negative cash flows from operations of $8,725,376. As of December 31, 2006, our accumulated deficit was $102,075,283.

BECAUSE WE ARE IN AN EARLY STAGE OF COMMERCIALIZATION, OUR LIMITED HISTORY OF CABLE OPERATIONS MAKES EVALUATION OF OUR BUSINESS AND FUTURE GROWTH PROSPECTS DIFFICULT.

Since our reorganization in 2001, we have had a limited operating history and are at an early stage of commercialization of a new technology product to a market unused to using new technologies. We made our ACCC available and entered into our first commercial agreement in 2003. We recently acquired our wind energy division in July 2006.

Our electric cable technology is a relatively new advance for the electrical utility industry technology and has not yet achieved widespread adoption. We do not have enough experience in selling our products at a level consistent with broad market acceptance and do not know whether we can do so and generate a profit. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

IF OUR CONDUCTOR AND TURBINE PRODUCTS ARE NOT ACCEPTED BY OUR POTENTIAL CUSTOMERS, IT IS UNLIKELY THAT WE WILL EVER BECOME PROFITABLE.

The electrical utility industry has historically used a variety of technologies which have been proven over time to be reliable. Compared to these conventional technologies, our technology is relatively new and unproven, and the number of companies using our technology is limited. The commercial success of our conductor product will depend upon the widespread adoption of our technology as a preferred method by major utility companies to transmit electricity and the commercial success of our turbine products will depend on our ability to convince wind farm operators that our new turbine design will result in a reliable wind turbine. In order to be successful, our products must meet the technical and cost requirements for electric generation and transmission within the electric utility industry. Market acceptance will depend on many factors, including:

(i) the willingness and ability of customers to adopt new technologies;

(ii) our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to conventional methods used by the electric utility industry;

(iii) our ability to convince wind farm operators and designers of wind farms to use our wind energy turbines that incorporate our WinDrive® power train solution;

(iv) our ability to change our customers' evaluation of the economics of powerline construction, changing their focus on limiting initial capital costs to evaluating the cost and benefit of the full life of a line liberating capital funding to acquire our products that can overall reduce costs in power transmission; and

(v) our ability to sell sufficient quantities of our products.

Because of these and other factors, our product may not gain market acceptance or become the industry standard for the electrical utility industry. The failure of utility companies to purchase our products would have a material adverse effect on our business, results of operations and financial condition.

OUR NEW DEWIND D8.2 MODEL HAS NOT BEEN SUCCESSFULLY DEMONSTRATED IN REAL WORLD WIND GENERATION APPLICATIONS. THE WINDRIVE TM DRIVETRAIN IS UNPROVEN IN WIND GENERATION APPLICATIONS AND HAS NOT BEEN CERTIFIED FOR COMMERCIAL APPLICATIONS.

The DeWind D8.2 model incorporates the Voith WinDrive® component as a key modification to our existing turbine technology. However, we have not successfully completed the tests required to obtain certification to utilize this technology in wind generation applications in either Europe or the United States. Certification involves erecting the turbine on a test location site and conducting and evaluating the results of tests under real world conditions. If the certification is not obtained, is delayed due to product performance issues or regulatory concerns, we may be required to perform additional re-engineering or redesign work resulting in additional product delays. Such delays may require additional investment in product development. If we are not certified in a timely manner, our current and potential customers may cancel their orders and require the refund of any advance payments they may have made. Finally, any business decisions made based on the assumption of cash flows from these turbines will have to be re-evaluated, our forecasted revenues forecast may not be attained, additional costs may be incurred, and our business may be significantly impacted.

ALTHOUGH OUR DEWIND SUBSIDIARY HAS SUCCESSFULLY PRODUCED WIND TURBINES IN THE PAST, DEWIND HAS NOT PRODUCED A TURBINE COMMERCIALLY FOR OVER A YEAR AND HAS LIMITED OPERATIONAL PRODUCTION CAPABILITY.

As a result of strategic management decisions to direct marketing efforts to our new D8.2 turbines, DeWind has not produced wind turbines at commercially viable levels since 2005 and the first commercial shipments of wind turbines is not expected until the second half of calendar year 2007. This lack of production experience and know-how may result in additional costs or delays when commercial production is resumed. We are currently evaluating our commercial production options including the use of contract facilities at various locations around the world. We have limited experience contracting out for such facilities which may involve additional expenditures or product issues including inadequate product quality or product shipment delays. We may also not adequately transition the required production knowledge resulting in additional costs or delays until such time as the contractor solutions are sufficiently efficient, or if quality is not sufficiently high for our turbine products.

OUR DEWIND PRODUCTS UTILIZE TECHNOLOGY AND INTELLECTUAL PROPERTY OWNED BY OTHER ENTITIES AND WE MAY BE REQUIRED TO LICENSE THIS TECHNOLOGY OR BE PREVENTED FROM SELLING OUR PRODUCTS BY OTHERS.

For our existing turbines, we are subject to the licensing requirements of General Electric corporation, and potentially others, for the conversion of rotational power into usable electricity and for connection of the turbine to the power grid. In addition, General Electric has prohibited the sale of certain of our turbines that utilize their technology into territories such as the United States and Canada and requires us to pay a royalty on turbines using their technology in other territories. In the future, we may be subject to additional restrictions on or license fees payable for our turbines which may negatively impact our business. Further, other wind energy manufacturers, including without limitation, General Electric, may file intellectual property infringement claims on our new turbines, file injunctions against their sale or delivery, or attempt to impose additional licensing requirements which, even if adjudicated in our favor, may result in the delay of payments or deliveries which could significantly impact our business.

OUR WIND TURBINES HAVE VERY LONG SALES AND PRODUCTION CYCLES AND OUR TURBINES ARE TYPICALLY FINANCED BY BANKS AND OTHER LENDING INSTITUTIONS. OUR BUSINESS COULD BE ADVERSELY AFFECTED FOR GLOBAL CHANGES TO THE WORLD WIND ENERGY, REGULATORY, OR WORLD FINANCIAL MARKETS.

Our wind turbines require the sourcing of turbine parts as much as eight months in advance of production and the cycle from turbine sale to commissioning in the field is typically a twelve to eighteen month cycle. Our turbines are sold under long term contracts that typically require financing from banks and other lending institutions. These institutions often have a worldwide presence and may be subject to international risks which may limit their ability to issue additional financing. The geographical market for our turbines is limited to those locations where sufficient, reliable wind speeds exist to make a wind turbine farm an economically viable endeavor. Such locations may cross political boundaries including national, state/province, or local government involving a variety of regulations and regulatory oversight. While we are currently focusing our near term efforts in geographies with stable governments, future growth will depend on sales into less stable governments where it may be difficult to obtain the necessary financing or regulatory approvals. Our future business may be negatively impacted by the geo-political uncertainties inherent in current sales prospects such as Eastern Europe, South America, and Asia.

WE HAVE EXPOSURE TO FOREIGN CURRENCY RISK AND WE ARE NOT ADEQUATELY HEDGED AGAINST SUCH FOREIGN CURRENCY EXPOSURE.

With the acquisition of DeWind, we now have operations in Germany and sales opportunities around the world denominated in the Euro and other currencies. In addition, for turbines sold into the US, we expect that for the foreseeable future, we will purchase a substantial quantity of parts from European suppliers in Euro denominations for delivery into the US and elsewhere. Our current sales contracts have the revenue payments denominated in the local currencies and at contracted amounts. Since we currently do not have a foreign exchange hedging strategy in place, if the local currency value depreciates against the Euro we may incur substantial foreign currency losses or incur additional expenses.

OUR INABILITY TO RAISE ADDITIONAL WORKING CAPITAL AT ALL OR TO RAISE IT IN A TIMELY MANNER COULD NEGATIVELY IMPACT OUR ABILITY TO FUND OUR OPERATIONS, TO GENERATE REVENUES, AND TO OTHERWISE EXECUTE OUR BUSINESS PLAN, LEADING TO THE REDUCTION OR SUSPENSION OF OUR OPERATIONS AND ULTIMATELY LIQUIDATION OF OUR BUSINESS.

While we have raised significant capital in the past through our debt offerings and private equity placements, we anticipate that the sales of our ACCC conductor and DeWind turbines will not be sufficient enough to sustain our operations, and further anticipate that we will continue to incur net losses due to our costs exceeding our revenues for an indefinite period of time. For these reasons, we believe that we will need to raise additional capital until such time, if any, as we become cash-flow positive. It is highly likely that we will continue to seek to raise money through public or private sales of our securities, debt financing or short-term loans, corporate collaborations or a combination of the foregoing. Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our business operations are not favorable, if any products developed are not well-received or if our stock price or trading volume is low. Moreover, additional funding may not be available on favorable terms to us, or at all. To the extent that money is raised through the sale of our securities, the issuance of those securities could result in dilution to our existing shareholders. If we raise money through debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, we may not be able to complete the commercialization of any products that we may have developed. As a result, we may be required to discontinue our operations without obtaining any value for our products under development, which could eliminate shareholder equity, or we could be forced to relinquish rights to some or all of our products in return for an amount substantially less than we expended to develop such products.

IF WE FAIL TO PROPERLY MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

The transition from a small company focused on research and development of our products to a company with the additional focus on commercial production, marketing, and sales has placed and will continue to place a significant strain on our managerial, operational, and financial resources. The failure to manage our sales and growth effectively could have a material adverse effect on our business, results of operations and financial condition. Significant additional growth will be necessary for us to achieve our plan of operation.

WE MUST PROTECT OUR PROPRIETARY RIGHTS TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY OR VERY SIMILAR TECHNOLOGY; PROPRIETARY RIGHTS LITIGATION COULD BE TIME-CONSUMING AND EXPENSIVE.

Failure to adequately protect our proprietary rights could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market, and any proprietary rights litigation could be time consuming and expensive to prosecute and defend. Due to the importance of proprietary technology in the electrical utility and wind energy industries, establishment of patents and other proprietary rights is important to our success and our competitive position. Performance in the electrical utility and wind energy industries can depend, among other factors, on patent protection. Accordingly, we have filed patent applications in the U.S. and internationally for all aspects of our composite materials, conductor and wind energy turbine products and processes, including aspects of our product other than the conductor core, and intend to devote substantial resources to the establishment and protection of patents and other proprietary rights. Despite our efforts to establish and protect our patents or other proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of establishing and protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents or our other proprietary rights. As a result, our business involves a risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, or cause us to enter into licensing agreements.

WE OCCASIONALLY MAY BECOME SUBJECT TO LEGAL DISPUTES THAT COULD HARM OUR BUSINESS.

We have from time to time become engaged in, legal disputes such as claims by consultants or other third parties. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. We believe these claims are without merit and intend to vigorously defend against them. However, even if we prevail in disputes such as this, the defense of these disputes will be expensive and time-consuming and may distract our management from operating our business.

WE DEPEND ON KEY PERSONNEL IN A COMPETITIVE MARKET FOR SKILLED EMPLOYEES AND FAILURE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD SUBSTANTIALLY HARM OUR BUSINESS.

We rely to a substantial extent on the management, marketing and product development skills of our key employees, particularly Benton H Wilcoxon, our Chief Executive Officer, Michael Porter, our President, Jorg Kubitza, General Manager of our Wind Division and Marv Sepe, President of our Cable Division. If Messrs. Wilcoxon, Porter, Kubitza, or Sepe were unable to provide services to us for whatever reason, our business would be adversely affected. Neither Mr. Wilcoxon nor Mr. Sepe has entered into an employment agreement with the Company. In addition, our ability to develop and market our products and to achieve profitability will depend on our ability to attract and retain highly talented personnel. We face intense competition for personnel from other companies in the electrical utility industry. The loss of the services of our key personnel or the inability to attract and retain the additional, highly-talented employees required for the development and commercialization of our products, may significantly delay or prevent the achievement of product development and could have a material adverse effect on us.

A FAILURE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH STRATEGIC PARTNERS MAY HARM OUR BUSINESS.

Our success is dependent upon establishing and maintaining relationships with strategic partners, such as our relationships with General Cable, Lamifil, and Midal as our conductor wrapping partners and with Voith as our WinDrive® torque converter supplier. We face numerous risks in successfully obtaining suitable partners on terms consistent with our business model, including, among others:

(i) we must typically undergo a lengthy and expensive process of building a relationship with a potential partner before there is any assurance of an agreement with such party;

(ii) we must persuade conductor manufacturers with significant resources to rely on us for critical technology on an ongoing and continuous basis rather than trying to develop similar technology internally;

(iii) we must persuade potential partners to bear retooling costs associated with producing our products; and

(iv) we must successfully transfer technical know-how to our partners.

Moreover, the success of our business model also depends on the acceptance of our products by the utility companies who have historically been conservative in their adoption of new products and technologies into their infrastructure. Further, our partners will be selling our products that may compete with their existing or future conductor products. Our partners are not required to sell our products and they are not prohibited from discounting the prices of their products below our prices.

Our business could be seriously harmed if: (i) we cannot obtain suitable partners; (ii) our partners fail to achieve significant sales of ACCC conductor or products incorporating our technology; or (iii) we otherwise fail to implement our business strategy successfully.

WE CANNOT CONTROL THE COST OF OUR RAW MATERIALS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS.

Our principal ACCC conductor raw materials are glass and carbon fibers, plus various polymer resins and aluminum. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feed stocks, market demand, and freight costs. The prices for these raw materials have varied significantly and may vary significantly in the future. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

INTERRUPTIONS OF SUPPLIES FROM OUR KEY SUPPLIERS MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE.

Interruptions or shortages of supplies from our key suppliers of raw materials or turbine parts suppliers could disrupt production or impact our ability to increase production and sales. We use a limited number of sources for most of the other raw materials and turbine parts. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail, for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs.

WE ARE CONTROLLED BY A SMALL NUMBER OF SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

As of April 17, 2007, Benton H Wilcoxon, our Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer, and Michael Porter, consultant, former CTC President and former majority shareholder of EU Energy in the aggregate beneficially own or control approximately 21% of the outstanding common stock. As a result, these persons have significant influence in determining the outcome of any corporate matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of the other shareholders, and may limit the ability of other shareholders to affect our management and affairs.

WE WILL LIKELY EXPERIENCE CUSTOMER CONCENTRATION, WHICH MAY EXPOSE US TO ALL OF THE RISKS FACED BY OUR POTENTIAL MATERIAL CUSTOMERS.

Until and unless we secure multiple customer relationships, it is likely that we will experience periods during which we will be highly dependent on one or a limited number of customers. Dependence on a single or a few customers will make it difficult to satisfactorily negotiate attractive prices for our products and will expose us to the risk of substantial losses if a single dominant customer stops conducting business with us. Moreover, to the extent that we may be dependent on any single customer, we could be subject to the risks faced by that customer to the extent that such risks impede the customer's ability to stay in business and make timely payments to us.

OUR BUSINESS MAY BE SUBJECT TO INTERNATIONAL RISKS.

We are pursuing international business opportunities, including in Europe, India, China, Mexico, Brazil, Europe, the Middle East, certain far eastern countries and Africa. As to international business in the Middle East, our current target markets include Saudi Arabia, Qatar, United Arab Emirates, Oman, Bahrain, Libya, and Jordan. In Africa we are actively pursuing South Africa and Kenya as well as engaging in discussions with engineering companies that bid on trans-African projects. There are no special additional risks related to these countries that are not disclosed in the list of risks affecting most international business. To date, we have not engaged in any transactions on these countries. Our wind division has historically operated only in Western Europe, primarily Germany and Austria. Our Cable business model has been implemented only in the United States and Canada where we produce the ACCC core for delivery to General Cable under a manufacturing agreement and for ACCC conductor orders in China. Expansion internationally will depend on our adaptation of this model to international markets and may be costly and time consuming. Risks inherent in international operations in general include:

(i) unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

(ii) challenges in staffing and managing foreign operations;

(iii) differences in technology standards, employment laws and business practices;

(iv) longer payment cycles and problems in collecting accounts receivable;

(v) political instability;

(vi) changes in currency exchange rates;

(vii) currency exchange controls; and

(viii) potentially adverse tax consequences.

In particular, certain of our target markets in the Middle East include Iraq and Afghanistan in which there is considerable violent instability that may affect our ability to operate in those markets.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS, WHICH WOULD ADVERSELY AFFECT THE COMMERCIALIZATION OF OUR TECHNOLOGY.

Our intended operations are subject to various federal, state, and local laws and regulations relating to the protection of the environment. These environmental laws and regulations, which have become increasingly stringent, are implemented principally by the Environmental Protection Agency and comparable state agencies, and govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. There are no material environmental claims currently pending or, to our knowledge, threatened against us. In addition, we believe our planned operations will be implemented in compliance with the current laws and regulations. We estimate that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that current regulatory requirements will not change, that currently unforeseen environmental incidents will not occur, or that past non-compliance with environmental laws will not be discovered.

CHANGES IN INDUSTRY STANDARDS AND REGULATORY REQUIREMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

As a manufacturer and distributor of wire and conductor products we are subject to a number of industry standard-setting authorities, such as the Institute of Electrical and Electronic Engineers, the Europe based International Council on Large Electric Systems, the American Society of Testing and Materials and the Canadian Standards Association. In addition, many of our products may become subject to the requirements of federal, state and local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event we are unable to meet any such standards when adopted our business could be adversely affected. In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. While certain legislative bills and regulatory rulings are pending in the energy and telecommunications sectors which could improve our markets, any delay or failure to pass such legislation and regulatory rulings could adversely affect our opportunities and anticipated prospects may not arise. It is not possible at this time to predict the impact that any such legislation or regulation or failure to enact any such legislation or regulation, or other changes in laws or industry standards that may be adopted in the future, could have on our financial results, cash flows or financial position.

Our turbines are subject to regulatory approval and certification as described above. Our turbine customers also rely upon tax credits as incentives to build wind turbine farms. These tax credits may lapse or expire prior to the installation of turbines or delays in shipments of turbines as the result of production issues may result in the loss of such credits to the developer In the United States and elsewhere around the world, there are alternative energy tax credits and tax advantages that have been enacted that are designed to promote the building of renewable and alternative energy including wind turbine farms. These tax credits may be significant enough to swing the difference as to whether a wind farm is economically feasible or not. Currently in the US, such tax credits are set to expire at the end of 2007. While we believe that the credits will be extended in substantially the same form as today, changes to the tax law structure may result in the reduction or elimination of these tax credits.

WE EXPERIENCE COMPETITION FROM OTHER COMPANIES, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS THAT WE SELL. THIS WOULD LIMIT OUR ABILITY TO COMPETE AND ACHIEVE PROFITABILITY.

The market in which we compete is intensely competitive. Our conductor competitors include makers of traditional bare overhead wire and other companies with developmental-stage products that may be marketing or developing products that compete with our products or would compete with them if developed. Our wind competitors include several established and much better capitalized companies such as General Electric and Vestas who could exert downward pricing pressure which could be catastrophic for our wind energy turbine business plan. Our competitors will  be able to better access capital. They may also achieve unique technological advances that render our products obsolete. We believe our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Such competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than us which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations or financial condition. In addition, as we introduce new products, we will compete directly with a greater number of companies. There is no assurance that we will compete successfully against current or future competitors nor can there be any assurance that competitive pressures faced by us will not result in increased marketing costs, loss of market share or otherwise will not materially adversely affect our business, results of operations and financial condition.

OUR TITLE 11 PROCEEDINGS MAY RESULT IN A NEGATIVE PUBLIC PERCEPTION OF US THAT MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH CUSTOMERS, AS WELL AS OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Although our plan of reorganization was confirmed by the Bankruptcy Court and we have exited bankruptcy, our Title 11 filing may hinder our ongoing business activities and our ability to operate, fund and execute our business plan by:

(i) impairing relations with existing and potential customers;

(ii) negatively impacting our ability to attract, retain and compensate key executives and associates and to retain employees generally;

(iii) limiting our ability to obtain additional funding; and

(iv) impairing present and future relationships with strategic partners.

WE MAY NOT REALIZE ANY BENEFITS FROM THE ACQUISITION OF EU ENERGY.

We are in the process of integrating EU Energy's products and services offerings. If we cannot integrate the products effectively or if management spends too much time on integration issues, it could harm the combined company's business, financial condition and results of operations. The difficulties, costs and delays involved in integrating the companies, which could be substantial, include the following:

•	distraction of management and other key personnel from the business of the combined company;

•	integrating technology, product lines, services and development plans;

•	inability to demonstrate to customers and suppliers that the business combination will not result in adverse changes in product standards or business focus;

•	inability to retain and integrate key personnel;

•	disruptions in the combined sales forces that may result in a loss of current customers or the inability to close sales with potential customers;

•	expending time, money and attention on integration that would otherwise be spent on developing either company's own products and services;

•	additional financial resources that may be needed to fund the combined operations; and

•	impairment of relationships with employees and customers as a result of changes in management.

We have no experience in integrating operations on the scale represented by the acquisition, and we are not certain that Composite Technology Corporation and EU Energy can be successfully integrated in a timely or efficient manner or that any of the anticipated benefits of the acquisition will be realized. Failure to do so could have a material adverse effect on the business, financial condition and operating results of the combined company.

THE ACQUISITION OF EU ENERGY MAY RESULT IN ADDITIONAL SARBANES-OXLEY ISSUES AND MATERIAL WEAKNESSES IN THE CONTROL STRUCTURE OF COMPOSITE TECHNOLOGY CORPORATION.

EU Energy is a UK company that has not been subject to the requirements of the Sarbanes-Oxley Act of 2002. The operations of EU Energy are expected to be material to the results of the post-acquisition combined entity and management may not have sufficient time to document, assess, test, and remedy the control structure of EU; to identify any material control weaknesses; and to disclose any such weaknesses in time to comply with the reporting requirements of Sarbanes-Oxley.

We are currently assessing the control structure of EU Energy/DeWind, and we expect to conclude on its control structure at the end of our fiscal year ending September 30, 2007.

Risks Related To Our Securities

THERE IS CURRENTLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK, SO YOU MAY BE UNABLE TO LIQUIDATE YOUR SHARES IF YOU NEED MONEY.

Our common stock is traded in the Over-the-Counter market through the OTC Bulletin Board. There is currently an active trading market for the common stock; however there can be no assurance that an active trading market will be maintained. Trading of securities on the OTC Bulletin Board is generally limited and is effected on a less regular basis than that effected on other exchanges or quotation systems, such as the NASDAQ Stock Market, and accordingly investors who own or purchase common stock will find that the liquidity or transferability of the common stock is limited. Additionally, a shareholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value, of common stock. There can be no assurance that the common stock will ever be included for trading on any stock exchange or through any other quotation system, including, without limitation, the NASDAQ Stock Market.

THE APPLICATION OF THE PENNY STOCK RULES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the penny stock rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a shareholder's ability to resell the common stock. Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

THE PRICE OF OUR COMMON STOCK IS VOLATILE. VOLATILITY MAY INCREASE IN THE FUTURE, WHICH COULD AFFECT OUR ABILITY TO RAISE CAPITAL IN THE FUTURE OR MAKE IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

The market price of our common stock may be subject to significant fluctuations in response to our operating results, announcements of new products or market expansions by us or our competitors, changes in general conditions in the economy, the financial markets, the electrical power transmission and distribution industry, or other developments and activities affecting us, our customers, or our competitors, some of which may be unrelated to our performance. The sale or attempted sale of a large amount of common stock into the market may also have a significant impact on the trading price of our common stock. During the last 12 months, the closing bid prices for our common stock have fluctuated from a high of $1.61 to a low of $0.72. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. THE LACK OF DIVIDENDS MAY REDUCE YOUR RETURN ON AN INVESTMENT IN OUR COMMON STOCK.

To the extent we have earnings, we plan to use them to fund our operations. We have not paid dividends on the common stock and do not anticipate paying such dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

AS OF APRIL 17, 2007, 55,635,795 COMMON SHARES ARE ISSUABLE UPON EXERCISE OF ALL OUTSTANDING OPTIONS, WARRANTS AND CONVERSION OF CONVERTIBLE NOTES FOR LESS THAN THE MARKET PRICE OF $1.60 PER SHARE. CASH PROCEEDS RESULTING FROM THE FULL EXERCISE AND CONVERSION OF THESE SECURITIES WOULD BE APPROXIMATELY $31,143,740. THE EXERCISE OR CONVERSION OF THESE SECURITIES COULD RESULT IN THE SUBSTANTIAL DILUTION OF THE COMPANY IN TERMS OF A PARTICULAR PERCENTAGE OWNERSHIP IN THE COMPANY AS WELL AS THE BOOK VALUE OF THE COMMON SHARES. THE SALE OF A LARGE AMOUNT OF COMMON SHARES RECEIVED UPON EXERCISE OF THESE OPTIONS OR WARRANTS ON THE PUBLIC MARKET TO FINANCE THE EXERCISE PRICE OR TO PAY ASSOCIATED INCOME TAXES, OR THE PERCEPTION THAT SUCH SALES COULD OCCUR, COULD SUBSTANTIALLY DEPRESS THE PREVAILING MARKET PRICES FOR OUR SHARES. FULL CONVERSION OF SUCH SHARES WOULD INCREASE THE OUTSTANDING COMMON SHARES BY 31.1% TO APPROXIMATELY 234,520,600 SHARES.

The exercise price or conversion price of outstanding options, warrants and convertible notes may be less than the current market price for our common shares. In the event of the exercise of these securities, a shareholder could suffer substantial dilution of his, her or its investment in terms of the percentage ownership in us as well as the book value of the common shares held. At the April 17, 2007 market price of $1.60 per share, 55,635,795 shares would be exercisable or convertible for less than the market prices. Full exercise and conversion of these below market shares would result in us receiving cash proceeds of $31,143,740 and would increase the outstanding common shares by 31.1% to approximately 234,520,000 shares.

OUR FUTURE REVENUE IS UNPREDICTABLE AND COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Because we have not had any substantial ACCC product revenues to date, we can have no assurance that our revenues will materialize. Since our revenues may fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability.

OUR BUSINESS IS SUBJECT TO A VARIETY OF ADDITIONAL RISKS, WHICH COULD MATERIALLY ADVERSELY AFFECT QUARTERLY AND ANNUAL OPERATING RESULTS, INCLUDING:

(i) market acceptance of our composite technologies by utility companies and our technologically improved wind turbine by wind farm operators;

(ii) significant delays in sales that could adversely impact our cash flow relating to turbine purchase delays or additional potential lengthy lead times for the implementation of new lines or the reconductoring of existing lines;

(iii) the loss of a strategic relationship or termination of a relationship with a conductor partner;

(iv) announcements or introductions of new technologies or products by us or our competitors;

(v) delays or problems in the introduction or performance of enhancements or of future generations of our technology;

(vi) failures or problems in our utility conductor product, particularly during the early stages of the introduction of the product;

(vii) delays in the adoption of new industry standards or changes in market perception of the value of new or existing standards;

(viii) competitive pressures resulting in lower revenues;

(ix) personnel changes, particularly those involving engineering and technical personnel;

(x) costs associated with protecting our intellectual property;

(xi) potential failures by customers to make payments under their contracts;

(xii) market-related issues, including lower ACCC conductor demand brought on by excess conductor inventory and lower average selling prices for ACCC conductor as a result of market surpluses and lower market demand for wind turbines;

(xiii) increased costs or shortages of key raw materials including aluminum, carbon fiber and glass fiber and turbine components;

(xiv) regulatory developments; and

(xv) general economic trends and other factors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares offered under this prospectus will be for the account of the selling shareholders, as described below in the sections entitled “Selling Shareholders” and “Plan of Distribution.” With the exception of any brokerage fees and commission which are the obligation of the selling shareholders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $27,208.75 , inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

SELLING SHAREHOLDERS

Of the shares of common stock being offered by the selling shareholders, up to 21,947,134 shares are issuable upon conversion of the convertible notes issued in the private placement that closed in February 2007.

We are also registering:

•	12,225,284 shares issued on July 3, 2006 in conjunction with the acquisition of EU Energy, plc.;

•	1,276,939 shares issued in September, 2006 pursuant to a settlement of and inducement to convert $1,325,000 of our March, 2006 Bridge Notes principal;

•	367,792 shares issuable upon the exercise of warrants issued in September, 2006 and February, 2007 pursuant to anti-dilution protection provisions of our March, 2006 Bridge Notes;

•	150,489 shares of common stock issued for services rendered in conjunction with obtaining our October, 2005 debtor-in-possession and March, 2006 Bridge Notes financing;

•	150,000 shares of common stock underlying warrants issued for services rendered in conjunction with obtaining our March, 2006 Bridge Notes financings;

•	191,466 shares of common stock underlying warrants issued in May, 2006 for legal services rendered;

•	220,000 shares of common stock underlying warrants issued in November, 2006 in lieu of cash interest on notes payable;

•	300,000 shares of common stock underlying warrants issued in July, 2001 for services rendered in 2001;

•	227,523 shares of common stock issued in November, 2006 for sales and research related consulting services; and

•	467,000 shares of common stock underlying warrants issued in September, 2004 for management consulting services rendered in 2004.

We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. The selling shareholders have not had any material relationship with us within the past three years, other than the ownership of the securities registered hereby and unless otherwise indicated by footnote.

Capstone Investments assisted us with the February 2007 private placement. Lane Capital Markets assisted us in the March 3, 2006 private placement, the January 30, 2006 settlement, the October, 2005 Debtor in Possession private placement, and our August, 2004 Debenture offering as our exclusive placement agent and financial advisor.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. We have obtained this information from the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder. In the case of selling shareholders that own convertible notes and warrants, the column assumes conversion of all convertible notes and exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders that received securities in the February 2007 private placement, this prospectus covers the resale of at least 50% of the number of shares of common stock issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants may be adjusted, and because the entire principal of the notes may not be converted and because not all warrants may be exercised, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the convertible notes and the warrants issued in the February 2007 private placement, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect these limitations.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

SELLING SECURITY HOLDER	BENEFICIALLY OWNED SHARES BEFORE OFFERING		SHARES TO BE SOLD IN THE OFFERING	PERCENTAGE OF OUTSTANDING BENEFICIALLY OWNED AFTER OFFERING

Brecken Capital Management Fund LLC	1,442,309	(1)	961,539	*
Dynamis Energy Fund, Ltd.	1,540,385	(2)	1,026,923	*
Dynamis Energy Fund LP	7,113,462	(3)	4,742,308	1.3%
EGI-Fund (05-07) Investors, L.L.C.	4,326,924	(4)	2,884,616	*
Fort Mason Master Fund, LP	3,386,178	(5)	2,257,452	*
Fort Mason Partners, LP	219,593	(6)	146,395	*
Glacier Partners, LP	1,204,809	(7)	336,539	*
Grandview, LLC	7,211,540	(8)	4,807,693	1.3%
Jon D. and Linda W. Gruber Trust	216,347	(9)	144,231	*
Gruber & McBaine International	237,261	(10)	158,174	*
Heartland Group, Inc.	3,605,770	(11)	2,403,847	*
Lagunitas Partners, LP	916,587	(12)	611,058	*
J. Patterson McBaine	72,116	(13)	48,077	*
Otago Partners, LLC	432,693	(14)	288,462	*
Peter J. Abeles & Jonnet Abeles JTWOS	36,059	(15)	24,039	*
Bard Micro-Cap Value Fund, LLC	72,116	(16)	48,077	*
Bell Partnership Retirement Plan UAD 12/30/06	36,059	(17)	24,039	*
Ralph A. L. Bogan, Jr. Trust UAD 12/04/95	36,059	(18)	24,039	*
Bourquin Family Trust UAD 05/07/98	72,116	(19)	48,077	*

Anne R. Brown Trust UAD 03/30/90	36,059	(20)	24,039	*
Carol Clark Coolidge Trust UAD 03/13/97	72,116	(21)	48,077	*
Christine E. Coolidge Trust UAD 02/09/02	36,059	(22)	24,039	*
Suzanne R. Davis	36,059	(23)	24,039	*
Katharine B. Dickson & Mark A. Dickson JTWOS	108,174	(24)	72,116	*
William G. Escamilla Trust UAD 07/29/03	36,059	(25)	24,039	*
J. Scott Etzler	36,059	(26)	24,039	*
Gary R. Fairhead	72,116	(27)	48,077	*
Leonard M. Herman Trust UAD 06/10/93	108,174	(28)	72,116	*
Sidney N. Herman	72,116	(29)	48,077	*
Joshua Herrendorf	36,059	(30)	24,039	*
Timothy B. Johnson Trust UAD 04/04/94	72,116	(31)	48,077	*
T. Michael Johnson & Patricia R. Johnson JTWOS	36,059	(32)	24,039	*
William K. Kellogg 1953 Trust, UAD 01/14/53	72,116	(33)	48,077	*
Anne H. Ross Lyon	36,059	(34)	24,039	*
Susan W. McMillan Trust UAD 10/10/71	36,059	(35)	24,039	*
John Bard Manulis	72,116	(36)	48,077	*
Matthew Moog	36,059	(37)	24,039	*
MSP 1932 Trust UAD 12/06/95	36,059	(38)	24,039	*
Seth L. Pierrepont	36,059	(39)	24,039	*
Marvin J. Pollack Trust UAD 05/22/90	36,059	(40)	24,039	*
Allan R. Schuman	72,116	(41)	48,077	*
M. Edward Sellers & Suzan D. Boyd JTWOS	36,059	(42)	24,039	*
Dale F. Snavely	72,116	(43)	48,077	*
Robert S. Steinbaum	36,059	(44)	24,039	*
Rosemary Steinbaum	36,059	(45)	24,039	*
Janet J. Underwood Trust UAD 06/25/02	72,116	(46)	48,077	*
Richardson & Patel, LLP	191,466	(47)	191,466	*
Pershing LLC CUST FBO IRA Susan E. Rick	43,000	(48)	25,000	*
Pershing LLC CUST FBO IRA Glenn Little	6,264,500	(49)	100,000	3.4%
Pershing LLC CUST FBO IRA Kendall J. Blanding	25,000	(50)	25,000	*
Pershing LLC CUST FBO IRA Tonya Sutton Johnson	34,500	(51)	20,000	*
Pershing LLC CUST FBO IRA Sarah E. Little	234,570	(52)	50,000	*
Electricite de France	177,523	(53)	177,523	*
Rhino Capital, Inc.	50,000	(54)	50,000	*
Bill Nolan	17,000	(55)	17,000	*

Adam Devone	450,000	(56)	450,000	*
Gary L. Shapiro Roth Conversion IRA	300,000	(57)	300,000	*
Hudson Bay Fund LP	2,438,389	(58)	1,241,817	*
Enable Growth Partners LP	877,112	(59)	76,711	*
Enable Opportunity Partners LP	163,581	(60)	12,610	*
Pierce Diversified Strategy Master Fund LLC	133,620	(61)	15,763	*
Capital Ventures International	712,639	(62)	84,067	*
Lane Capital Markets, LLC	692,045	(63)	514,252	*
Michele Allahiary	71,429		71,429	*
Roger Noel Cook	150,000		150,000	*
Elio Auletta	357,144		357,144	*
Marcello Auletta	357,144		357,144	*
Batt, Wayne & Susan	15,000		15,000	*
Stephen Francis Bircher	11,577,755	(65)	1,000,000	5.9%
Blossomhill Ventures Corporation	145,161	(66)	145,161	*
Hazel Chalkey	180,834		180,834	*
Ann Coletta	36,000		36,000	*
Colpro Holdings Limited	1,838,952	(67)	1,838,952	*
Leslie Gordon Cowel	562,500		562,500	*
Timothy Dill-Russell	36,000		36,000	*
Lisa Anne Ferguson	22,500		22,500	*
Jeanette Elisabeth Margaret Fickert	30,000		30,000	*
Vicki Michelle Fowler	62,171		62,171	*
Garrick Enterprises Limited	125,000	(68)	125,000	*
Rahul Hegde	72,000		72,000	*
Inge, David Stanley	15,000		15,000	*
Stuart Jackson	82,500	(69)	82,500	*
Baiju Jadav	36,000		36,000	*
Monik Jadav	18,000		18,000	*
James McDonald Holdings S.A.	15,000	(70)	15,000	*
Laikadog Holdings Limited	3,491,631	(71)	1,000,000	1.4%
Amanda Knight-Surie	35,714		35,714	*
Nuria Koorehpaz	36,000		36,000	*
Matthias Krebs	52,500	(72)	52,500	*
Jorg Kubitza	127,500	(73)	127,500	*
Kuldip Kudhail	90,417		90,417	*
Lee-Bolton, Richard James & Judy Elizabeth	75,000		75,000	*
Victor Lilly	75,000	(74)	75,000	*
Andrew Richard Lockhart	557,354	(75)	557,354	*
Valerie Mayo	160,715		160,715	*
James McGowan	30,000		30,000	*
Miele-Tec Limited	36,000	(76)	36,000	*
Kamran Naseem	54,000		54,000	*
Nichols, Peter & Kathryn	37,500		37,500	*
Jane Patricia Nolder	35,715		35,715	*
Hugh Robert Parnell	150,000		150,000	*
John William Patching	35,714		35,714	*

Layla Porter	52,500		52,500	*
Alan Geoffrey Rainer	2,544,987		2,544,987	*
Hitesh Rathod	18,000		18,000	*
Robert Anthony & Enid Rosemary Banbery	15,000		15,000	*
Chris Rodbourne	11,402		11,402	*
David Arthur Rowden	543,980		543,980	*
Saeid Sadeghi	100,000		90,000	*
Pradeep Sharma	311,256		311,256	*
Andrew Sharratt	10,980		10,980	*
Stephen Cameron Smith	45,000	(77)	45,000	*
Walter William Smith	53,571		53,571	*
Michael Spencer	202,644	(78)	202,644	*
David John Still	37,500		37,500	*
The Baron Homes Corporation Limited	37,500	(79)	37,500	*
Farzin Vakili	36,000		36,000	*
Robert Vinsen	30,000		30,000	*
Siegfried Vullriede	52,500		52,500	*
Ian Zant-Boer	315,000		315,000	*

Total	71,730,334		37,523,627

*Less than 1%.

(1)
Includes up to 480,770 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 961,539 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Leonard Brecken.

(2)
Includes up to 513,462 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 1,026,923 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is John H. Bocock.

(3)
Includes up to 2,371,154 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 4,742,308 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is John H. Bocock.

(4)
Includes up to 1,442,308 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 2,884,616 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Donald J. Liebentritt, Bert Cohen, Kellie Zell Harper, Leah Zell Wanger, JoAnn Zell Gillis, Matthew Zell, and Robert M. Levin.

(5)
Includes up to 1,128,726 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 2,257,452 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Daniel German.

(6)
Includes up to 73,198 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 146,395 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Daniel German.

(7)
Includes up to 168,270 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 336,539 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Peter Castellanos.

(8)
Includes up to 2,403,847 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 4,807,693 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Israel A. Englander.

(9)
Includes up to 72,116 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 144,231 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Jon D. Gruber.

(10)
Includes up to 79,087 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 158,174 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Jon D. Gruber and J. Patterson McBaine.

(11)
Includes up to 1,201,923 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 2,403,847 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. Heartland Advisors, Inc., a registered investment advisor, has voting and investment powers for this stockholder.

(12)
Includes up to 305,529 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 611,058 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Jon D. Gruber and J. Patterson McBaine.

(13)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(14)
Includes up to 144,231 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 288,462 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Lindsey A. Rosenwald, M.D.

(15)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Peter J. Abeles and Jonnet Abeles.

(16)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Timothy B. Johnson.

(17)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Jean F. Bell and Max S. Bell.

(18)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Ralph A. L. Bogan, Jr.

(19)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Kent R. Bourquin and Mary B. Bourquin.

(20)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Rockney Hudson.

(21)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Carol Clark Coolidge

(22)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Dexter K. Coolidge.

(23)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(24)
Includes up to 36,058 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 72,116 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are Katharine B. Dickson and Mark A. Dickson

(25)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is William G. Escamilla.

(26)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(27)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(28)
Includes up to 36,058 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 72,116 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Leonard M. Herman.

(29)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(30)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(31)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Timothy B. Johnson.

(32)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural persons with voting and investment powers for this stockholder are T. Michael Johnson and Patricia Johnson.

(33)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Deborah W. Patterson.

(34)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(35)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Susan W. McMillan.

(36)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(37)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(38)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Seth L. Pierrepont.

(39)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(40)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Marvin J. Pollack.

(41)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(42)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is M. Edward Sellers and Suzan D. Boyd.

(43)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(44)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(45)
Includes up to 12,020 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 24,039 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering.

(46)
Includes up to 24,039 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.13 per share of common stock and expiring on February 27, 2010, and up to 48,077 shares of common stock issuable upon conversion of certain senior convertible debentures that will be registered in this offering. The natural person with voting and investment powers for this stockholder is Henry J. Underwood.

(47)
Includes up to 191,466 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 per share of common stock and expiring on May 24, 2009. The natural person with voting and investment powers for this stockholder is Nimish Patel and Erick E. Richardson. Richardson & Patel LLP is our legal counsel.

(48)
Includes up to 25,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.10 per share of common stock and expiring on November 6, 2009. The natural person with voting and investment powers for this stockholder is Susan E. Rick.

(49)
Includes up to 100,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.10 per share of common stock and expiring on November 6, 2009. The natural person with voting and investment powers for this stockholder is Glenn A. Little.

(50)
Includes up to 25,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.10 per share of common stock and expiring on November 6, 2009. The natural person with voting and investment powers for this stockholder is Kendall J. Blanding.

(51)
Includes up to 20,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.10 per share of common stock and expiring on November 6, 2009. The natural person with voting and investment powers for this stockholder is Tonya Sutton Johnson.

(52)
Includes up to 50,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.10 per share of common stock and expiring on November 6, 2009. The natural person with voting and investment powers for this stockholder is Sarah E. Little. Ms. Little was our employee from February 2005 to July 2006.

(53)	The natural person with voting and investment powers for this stockholder is Francois Bergasse. Electricite de France provides research and development consulting services for the Company.

(54)	The natural person with voting and investment powers for this stockholder is J. Michael Johnson. Rhino Capital, Inc. provides marketing consulting services for the Company.

(55)
Includes up to 17,000 shares of common stock issuable upon exercise of Series S warrants with an exercise price of $1.00 per share of common stock and expiring on July 17, 2007. These warrants were granted to Mr. Nolan for public relations services provided to the Company.

(56)
Includes up to 450,000 shares of common stock issuable upon exercise of Series S warrants with an exercise price of $1.00 per share of common stock and expiring on July 17, 2007. These warrants were granted to Mr. Devone for business development and marketing services provided to the Company.

(57)	The natural person with voting and investment powers for this stockholder is Gary L. Shapiro.

(58)
Includes up to 479,053 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 157,624 shares will be registered pursuant to this registration statement and of which 321,429 shares already have been registered and will not be registered pursuant to this registration statement; and 875,143 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 per share of common stock and expiring on March 1, 2009 and which will not be registered pursuant to this registration statement. The natural persons with voting and investment powers for this stockholder are Sander Gerber, Yoav Roth, and John Doscas.

(59)
Includes up to 112,956 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.22 per share of common stock and expiring on October 13, 2008; up to 113,873 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.32 per share of common stock and expiring on October 13, 2008; and up to 417,143 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 and expiring on March 1, 2009, all of which already have been registered and will not be registered pursuant to this registration statement. Also includes up to 233,140 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 76,711 shares are being registered pursuant to this registration statement and of which 156,429 shares already have been registered and will not be registered pursuant to this registration statement. The natural person with voting and investment powers for this shareholder is Mitch Levine.

(60)
Includes up to 28,240 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.22 per share of common stock and expiring on October 13, 2008; up to 28,446 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.32 per share of common stock and expiring on October 13, 2008; and up to 68,571 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 per share of common stock and expiring on March 1, 2009, all of which already have been registered and will not be registered pursuant to this registration statement. Also includes up to 38,324 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 12,610 shares are being registered pursuant to this registration statement and of which 25,714 shares already have been registered and will not be registered pursuant to this registration statement. The natural person with voting and investment powers for this shareholder is Mitch Levine.

(61)
Includes up to 47,906 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 15,763 shares will be registered pursuant to this registration statement and of which 32,143 shares already have been registered and will not be registered pursuant to this registration statement; and up to 85,714 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 per share of common stock and expiring on March 1, 2009, all of which already have been registered and will not be registered pursuant to this registration statement. The natural person with voting and investment powers for this shareholder is Mitch Levine.

(62)
Includes up to 255,496 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 84,067 shares will be registered and of which 171,429 shares have already been registered and will not be registered pursuant to this registration statement; and up to 457,143 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 and expiring on March 1, 2009, all of which have already been registered and will not be registered pursuant to this registration statement. The natural person with voting and investment powers for this stockholder is Martin Kobinger.

(63)
Includes up to 63,874 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.04 per share of common stock and expiring on March 1, 2009, of which 21,017 shares will be registered pursuant to this registration statement and of which 42,857 shares have already been registered and will not be registered pursuant to this registration statement; up to 150,000 shares of common stock to be issued upon exercise of a warrant at an exercise price of $1.55 per share of common stock and expiring on March 1, 2009, all of which will be registered pursuant to this registration statement; and up to 114,286 shares of common stock to be issued upon exercise of a warrant at an exercise price of $2.00 per share of common stock and expiring on March 1, 2009, all of which have already been registered and will not be registered pursuant to this registration statement. The natural person with voting and investment powers for this shareholder is Ryan M. Lane. Lane Capital Markets is a broker-dealer. The security holder acquired the securities in the ordinary course of business and at the time of the acquisition of the securities, the holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities or any underlying warrant shares.

(65)	Mr. Bircher is currently our Vice President of Business Development.

(66)	The natural person with voting and investment powers for this stockholder is Robert G. Clinton.

(67)	The natural person with voting and investment powers for this stockholder is Bobby Clinton.

(68)	The natural person with voting and investment powers for this stockholder is David Bainbridge.

(69)	Mr. Jackson is currently the Group Finance Director of Dewind, Inc., a subsidiary of the Company.

(70)	The natural person with voting and investment powers for this shareholder is James McDonald.

(71)	The natural person with voting and investment powers for this stockholder is Michael Porter.

(72)	Mr. Krebs is currently the Purchasing Director of Dewind, Inc.

(73)	Mr. Kubitza is currently the Director of Group Operations at DeWind, Inc., a subsidiary of the Company.

(74)	Mr. Lilly is currently the Chief Technology Officer at the Company.

(75)	Mr. Lockhart is currently the Company's Vice President of Marketing.

(76)	The natural person with voting and investment powers for this stockholder is Paul Wellstead.

(77)	Mr. Smith is a former sales consultant for the Company whose services were terminated in February 2007.

(78)	Mr. Spencer is a former sales consultant for the Company whose services were terminated in February 2007.

(79)	The natural person with voting and investment powers for this shareholder is Richard Blencowe.

PLAN OF DISTRIBUTION

We are registering shares of Common Stock held by selling shareholders, including the shares of Common Stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these shares of Common Stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling shareholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the convertible notes or warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $37,848 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The consolidated financial statements of Composite Technology Corporation, a Nevada corporation, incorporated by reference in the Company’s Annual Report (Form 10-K) for the year ended September 30, 2006, and our management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, incorporated by reference therein, have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent registered public accountants, as set forth in their reports thereon, incorporated by reference therein and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The validity of the issuance of our common shares to be sold by the selling shareholders under this prospectus was passed upon for us by Richardson & Patel LLP. Nimish Patel, a partner of Richardson & Patel LLP, holds 191,466 common shares and Richardson & Patel LLP holds warrants to purchase 191,466 common shares at an exercise price of $2.00 per share as of April 17, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC; our SEC filings are also available to that site: http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), including any filings after the date of this prospectus, until the offering is completed. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended September 30, 2006.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended December 31, 2006.

•	Our Current Reports on Form 8-K, as filed January 12, 2007, January 25, 2007, February 2, 2007, February 13, 2007, February 14, 2007, February 28, 2007 and March 6, 2007.

•
The description of our common stock, contained in our Registration Statement on Form 10-SB12-G filed on June 9, 2000, under Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating any such information.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

You may request a copy of these filings, at no cost, by writing to us at the following address or calling us at Composite Technology Corporation, 2026 McGaw Avenue, Irvine, California 92614, (949) 428-8500.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada Corporation Law. As permitted by Section 78.037 of the Nevada Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of CTC. To the fullest extent allowed by Section 78.751 of the Nevada Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or be reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own gross negligence or willful misconduct.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right of CTC to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our charter or Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

COMPOSITE TECHNOLOGY CORPORATION

PROSPECTUS

37,523,627 SHARES OF COMMON STOCK

April 17, 2007

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT TO MAKE YOUR INVESTMENT DECISION. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN GIVEN OR AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF PROSPECTUS OR ANY SALE OF THE SHARES.